WesBanco
By all accounts, better.

Keefe, Bruyette & Woods
2013 Community Bank Conference
New York, NY
July 30 - 31, 2013

Forward-Looking Statements

Forward-looking statements in this report relating to WesBanco's plans, strategies, objectives, expectations, intentions and adequacy of resources, are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. The information contained in this report should be read in conjunction with WesBanco's Form 10-K for the year ended December 31, 2012 and documents subsequently filed by WesBanco with the Securities and Exchange Commission ("SEC"), including WesBanco's Form 10-Q for the quarters ended March 31, 2013 & June 30, 2013, which are available at the SEC's website, www.sec.gov or at WesBanco's website, www.wesbanco.com.

Investors are cautioned that forward-looking statements, which are not historical fact, involve risks and uncertainties, including those detailed in WesBanco's most recent Annual Report on Form 10-K filed with the SEC under "Risk Factors" in Part I, Item 1A. Such statements are subject to important factors that could cause actual results to differ materially from those contemplated by such statements. WesBanco does not assume any duty to update forward-looking statements.

WesBanco* at a Glance

- Headquarters in Wheeling, West Virginia
- Assets: $6.1 billion
- Founded in 1870
- 33 banks/24 companies acquired in 25 years
- Banking operations in West Virginia, Ohio and Western Pennsylvania
  - 118 banking offices + Pittsburgh Business Loan Office
  - 104 ATM's
- Wealth management, securities brokerage, insurance and proprietary family of mutual funds

* Traded as WSBC on NASDAQ.

WesBanco By all accounts, better.

Experienced & Stable Management Team

Executive	Position	Years in Banking	Years with WSBC
James Gardill	Chairman of the Board	40*	40
Paul Limbert	President & CEO	35	35
Robert Young	EVP & CFO	26	11
Peter Jaworski	EVP & Chief Credit Officer	28	17
Jonathan Dargusch	EVP – Trust & Investments	31	2
Bernard Twigg	EVP – Chief Lending Officer	28	9

* As legal counsel to WesBanco.

WesBanco
By all accounts, better.

Recent Accomplishments

- Increased dividends to shareholders 5 times in last 10 quarters representing a 36.0% increase.
- Continued growth in deposits and loans.
  - Strong loan origination focus.
  - Deposits have been impacted by Marcellus and Utica shale payments.
- Acquired Fidelity Bancorp.
  - Opens new markets in Pittsburgh, PA.
  - Builds on WSBC's existing commercial/retail presence in Pittsburgh market.
  - Provides high quality branch network with no overlap to existing WSBC branches.

WesBanco
By all accounts, better.

Recent Accomplishments

- Continued growth in earnings and improved credit quality.
- Formed a private banking team to coordinate delivery of special service products.
- Continued control of expenses.
- Continued restructuring of branch offices.
  - Closed 6 branches.
  - Will open 3 new branches in 2013.
- Maintained strong capital position, considered "Well capitalized" under regulatory guidelines.

An Expanding Franchise in Contiguous Markets: 118 banking offices


Ohio
Columbus
Cincinnati
Jackson
Parkersburg
Pennsylvania
Pittsburgh
Wheeling
Morgantown
West Virginia
Charleston

WesBanco
By all accounts, better.

Marcellus Shale Opportunities Within WesBanco Footprint

Marcellus Shale Regional Coverage


MI
Erie
NY
PA
IN
OH
Pittsburgh
Harrisburg
NJ
Philadelphia
WV
KY
VA
NC
Total gas, millions of cubic feet per square mile
Marcellus Shale geologic formation
0 – 58
58 – 149
150 – 349
349 – 710
710 – 1,244
1,245 – 2,460
WesBanco (118)

- **71% of the WesBanco franchise is situated within the Marcellus Shale region**
  - Within this footprint, WesBanco has the #5 market share rank with 3.4% of the total market share

Deposit Market Share
WesBanco Marcellus Shale Counties of Operation (1)

Rank	Institution (ST)	Number of Branches	Deposits in Market ($mm)	Market Share (%)
1	PNC Financial Services Group Inc. (PA)	151	$40,225	38.6%
2	Bank of New York Mellon Corp. (NY)	4	18,800	18.0
3	Royal Bank of Scotland Group Plc	104	5,617	5.4
4	Huntington Bancshares Inc. (OH)	80	4,420	4.2
5	WesBanco Inc. (WV)	84	3,511	3.4
6	Dollar Bank Federal Savings Bank (PA)	33	3,227	3.1
7	BB&T Corp. (NC)	37	2,911	2.8
8	First Niagara Financial Group Inc. (NY)	48	2,350	2.3
9	F.N.B. Corp. (PA)	57	2,238	2.2
10	United Bankshares Inc. (WV)	25	1,930	1.9

- **Landowners' new wealth is creating many business opportunities for WesBanco**
  - Large cash payments for drilling rights
  - Landowners are seeking financial advice
  - Retail products provide short-term solutions for customers, while wealth management products provide long-term solutions
  - Private Banking platform combines all these necessary products for the Marcellus Shale

Source: SNL Financial, Company Documents, U.S. Bureau of Land Management, Geology.com, Catskillmountainkeeper.org. and GoMarcellusShale.com
(1) Includes the combined 10 OH counties, 3 PA counties, and 14 WV counties in which WesBanco operates within the Marcellus Shale: Deposit data as of 6/30/2012.

WesBanco By all accounts, better.

Growth in Pittsburgh Market

- With Fidelity we have 15 offices and a loan production office in Western PA.
- Build upon community bank reputation of Fidelity.
- Operate as a separate market with a market president.
- Expect to grow to $1 billion in loans in next few years.
- Add revenue generating staff – reducing back office.
  - Loan officers – with a senior commercial lender
  - Treasury management
  - Trust – wealth management / securities
  - Insurance
- Expect to expand branch network in future years.

WesBanco
By all accounts, better.

Proven Acquisition Track Record

- History of successful consolidations.
- WesBanco is focused on targeted M & A opportunities in its higher growth metro markets within our market areas.
- Management, technology/ back office and capital/ liquidity strength to compete for deals of interest.
- Current stock valuation provides for upside potential for acquired bank's shareholders.

Wealth Management Services

- $3.4B of assets under management/custody.
- Over 5,000 trust relationships.
- Combined Trust and Securities under one management team.
- 10 locations in WV, OH & PA.
- Improving performance as asset values have grown.
- Product capabilities:
  - Trust
  - Investment management
  - WesMark Funds
  - Estate planning
  - Financial planning
  - Securities sales
  - Retirement planning



Assets Under Management ($B)
Management Fees ($MM)
Net Securities Brokerage Revenue ($MM)
$13.7
$15.8
$17.2
$18.0
$19.8*
$2.7
$2.9
$3.0
$3.2
$3.4
$4.2
$4.6
$4.4
$4.6
$6.3*
2009
2010
2011
2012
2013

*Annualized

WesBanco
By all accounts, better.

YTD Performance Comparison

($ in thousands, except diluted earnings per share)	Six Months Ended June 2013	Six Months Ended June 2012	% Change
Net Income	$33,037	$23,988	37.7%
Diluted Earnings Per Share	$ 1.13	$ 0.90	25.6%
Provision for Credit Losses	$3,123	$12,105	(74.2%)
Return on Average Assets	1.10%	0.87%	26.4%
Return on Average Tangible Equity*	16.88%	13.75%	22.8%
Net Interest Margin (FTE)	3.60%	3.55%	1.4%
Efficiency Ratio, excludes restructuring and merger related expenses*	60.42%	60.85%	(0.7%)

*See non-GAAP measures for additional information relating to the calculation of this item.

WesBanco
By all accounts, better.

Net Interest Margin



NIM
Yield on Earning Assets
Cost of Funds
3.57%
4.54%
1.14%
3.53%
4.43%
1.07%
3.51%
4.37%
1.03%
3.50%
4.27%
0.93%
3.64%
4.31%
0.81%
3.56%
4.20%
0.77%
1Q'12
2Q'12
3Q'12
4Q'12
1Q'13
2Q'13

WesBanco
By all accounts, better.

Summary – Capital Ratios %



Total Risk Based Capital
Tangible Equity to Tangible Assets *
16.00%
14.00%
12.00%
10.00%
8.00%
6.00%
4.00%
2.00%
0.00%
14.36%
7.00%
14.45%
7.13%
14.07%
6.77%
14.13%
6.97%
14.08%
7.01%
2Q'12
3Q'12
4Q'12
1Q'13
2Q'13

*See non-GAAP measures for additional information relating to the calculation of this item.

WesBanco
By all accounts, better.

Net Cumulative Change in Loan, Deposit, and Capital Balances ($ millions)


$ 850
750
650
550
450
350
250
150
50
(50)
2Q'11
3Q'11
4Q'11
1Q'12
2Q'12
3Q'12
4Q'12
1Q'13
2Q'13
Loan Growth
Deposit Growth
Capital Growth

11/30/12 acquisition of Fidelity Bancorp.

WesBanco
By all accounts, better.

Securities Portfolio – Quality & Liquidity

Securities = $1.58 B
~26.0% of total assets



US Govt. Agencies 4.5%
Municipals, 39.2%
Agency Mortgage-Backed & CMOs, 52.7%
Equities & Others, 3.6%

- Average tax-equivalent portfolio yield of 3.20% at 6/30/13.
- WAL approx. 5.5 years; modified duration 4.6%.
- Over 55% unpledged.
- Sold approx. 60% or $130 million of Fidelity portfolio including TRUPs, non-Agency MBS, and impaired equities.
- Net unrealized AFS securities gains of $2.3 million at 6/30/13: total net portfolio gain of $8.8 million.

WesBanco
By all accounts, better.

Diversified Loan Portfolio

6/30/13

Total Portfolio Loans = $3.8 B

Comm. Real Estate = $1.88 B


Comm. & Ind., 14.2%
LHFS, 0.4%
Consumer, 7.0%
HELOC, 7.3%
Res. Real Estate, 21.8%
Comm. Real Estate, 49.3%
Const & Dev. 10.4%
Investor-owned 61.5%
Owner-occupied 28.1%

WesBanco
By all accounts, better.

New Loans Originated by Quarter



$300,000
$250,000
$200,000
$150,000
$100,000
$50,000
$0
(in thousands)
1Q'12
2Q'12
3Q'12
4Q'12
1Q'13
2Q'13
Consumer
Credit Lines
Commercial
Real Estate

WesBanco
By all accounts, better.

Diversified Operating Non-interest Income*


Other Inc.
Insurance
Securities brokerage
Trust
Service charges & Fees
($MM)
$59.3
$60.4
$60.2
$62.6
$69.5
2009
2010
2011
2012
2013
Annualized

- Non-interest income contributed 28% of net revenue for the 1st and 2nd quarters 2013.
- Non-bank offerings (trust, insurance, securities) contributed $14.4 million to YTD 2013 revenue.
- Securities brokerage revenue has increased 47% in 2Q 2013 compared to 2Q 2012.
- Service charges and fees have increased 5.8% in 2Q 2013 over 2Q 2012.

* Operating non-interest income excludes G/L on securities and G/L on sale of OREO property, see non-GAAP measures for additional information.

Peer Group – Price / 2013 Estimated Earnings

Price / 2013 Estimated Earnings (x) [(1)]



Median (Excl. WSBC):
14.5x
18.0x
16.0x
14.0x
12.0x
10.0x
8.0x
6.0x
17.2x
16.0x
15.8x
15.5x
15.4x
15.3x
15.2x
14.9x
14.6x
14.4x
14.3x
14.2x
13.9x
13.7x
13.6x
13.6x
13.2x
12.6x
FCF
NPBC
UBSI
National Peers (2)
FNB
FFBC
PRK
ONB
UBSH
FRME
STBA
CHCO
PEBO
LKFN
CFNL
WSBC
CTBI
MSFG

Source: SNL Financial and FactSet Research System; Market Data as of 7/15/2013.

(1) 2013 earnings estimated per First Call; SRCE earnings estimated not available.

(2) Includes nationwide banks and thrifts between $2 billion and $10 billion in total assets.

Current Market Update

Market Performance – Cycle-to-Date



125.00%
100.00%
75.00%
50.00%
25.00%
0.00%
6/30/07
1/1/09
7/7/10
1/10/12
7/15/13
S&P 500 Index (11.92%)
WSBC (-2.51%)
KBW Regional Banking Index (-25.48%)
KBW Bank Index (-42.55%)

Source: FactSheet Research System

WesBanco
By all accounts, better.

Interest Rate Sensitivity

Immediate Change in Interest Rates	% Change in Net Interest Income from Base Over One Year June 30, 2013
Up 1% Rate Shock	+1.3%
Up 2% Rate Shock	+1.1%
Up 3% Rate Shock	-0.4%
Up 2% Rate Ramp	+1.5%
Down 1% Rate Shock	-1.9%
EVE Up 2% Rate Ramp	-1.3%
EVE Down 1% Rate Ramp	-6.3%

EVE – economic value of equity, which is defined as the market value of equity in various increasing and decreasing rate scenarios.

WesBanco
By all accounts, better.

Investment Rationale

- Strong regulatory capital.
- Proven acquisition-oriented growth strategy.
- Liquidity to provide for additional lending capacity.
- Asset quality compares favorably with regional and national peers.
- Diversity of earnings stream.
- Potential upside market appreciation.

Appendix

Appendix: Reduction in Classified Loans



10.0%
9.0%
8.0%
7.0%
6.0%
5.0%
4.0%
3.0%
2.0%
1.0%
0.0%
2Q'11
3Q'11
4Q'11
1Q'12
2Q'12
3Q'12
4Q'12
1Q'13
2Q'13
NPA's as a % of total Loans
Criticized & Classified Loans as a % of total Loans

WesBanco
By all accounts, better.

Appendix: Allowance Coverage



3.50%
3.00%
2.50%
2.00%
1.50%
1.00%
0.50%
0.00%
$12,000
$10,000
$8,000
$6,000
$4,000
$2,000
$-
($000)
2Q'11
3Q'11
4Q'11
1Q'12
2Q'12
3Q'12
4Q'12
1Q'13
2Q'13
Provision for credit losses
ALL as a % of total loans
Non performing loans as a % of total loans

WesBanco
By all accounts, better.

Appendix: Total Loans by Market


$1,000
$900
$800
$700
$600
$500
$400
$300
$200
$100
$-
($ in millions)
12/31/2011
12/31/2012
6/30/2013
Upper Ohio Valley
North Central WV
Parkersburg
Kanawha Valley
Western PA
Central Ohio
SW Ohio
SE Ohio

WesBanco
By all accounts, better.

Appendix: Loan Totals by Market ($ millions)

June 30, 2013	Commercial	Retail	Total Loans	% of Total
Upper Ohio Valley	$ 514	$ 427	$ 941	25%
North Central WV	264	211	475	12%
Parkersburg	175	83	258	7%
Kanawha Valley	81	59	140	4%
Western PA	353	162	515	13%
Total East Markets	**$ 1,387**	**$ 942**	**$ 2,329**	**61%**
Central Ohio	566	132	698	18%
Southwest Ohio	327	195	522	14%
Southeast Ohio	144	123	267	7%
Total West Markets	**$ 1,037**	**$ 450**	**$ 1,487**	**39%**
Total Bank	**$ 2,424**	**$ 1,392**	**$ 3,816**	**100%**

WesBanco
By all accounts, better.

Appendix: Credit Quality By Market ($ thousands)

June 30, 2013	90 Day PD & Accruing	Non-Accrual	TDR	Other RE Owned	Total by Region	% of Total
Upper Ohio Valley	$ 644	$ 3,882	$ 4,208	$ 83	$8,817	12%
North Central WV	487	1,318	2,971	----	4,776	7%
Parkersburg	134	1,549	1,710	47	3,440	5%
Kanawha Valley	60	2,193	381	----	2,634	4%
Western PA	306	6,681	2,598	3,468	13,053	18%
Total East Markets	**$ 1,631**	**$ 15,623**	**$ 11,868**	**$ 3,598**	**$32,720**	**46%**
Central Ohio	139	14,858	2,758	650	18,405	26%
Southwest Ohio	1,212	10,270	3,649	538	15,669	22%
Southeast Ohio	622	2,662	1,193	27	4,504	6%
Total West Markets	**$ 1,973**	**$ 27,790**	**$ 7,600**	**$ 1,215**	**$38,578**	**54%**
Total Bank	**$ 3,604**	**$ 43,413**	**$ 19,468**	**$ 4,813**	**$71,298**	**100%**

WesBanco
By all accounts, better.

Non-GAAP Financial Measures

Efficiency Ratio

($ in thousands)	6/30/13	6/30/12
Non-interest expense	$ 80,246	$ 71,749
Less: restructuring and merger related expense	1,229	---
Non-interest expense excluding restructuring and merger related expense	$ 79,017	$71,749
Net Interest income (on a fully taxable equivalent basis)	$ 95,560	$ 86,687
Non-interest income	35,220	31,215
Total income	$130,780	$117,902
Non-interest expense / total income (efficiency ratio)	60.42%	60.85%

WesBanco
By all accounts, better.

Non-GAAP Financial Measures

Efficiency Ratio

($ in thousands)	3 months ended 6/30/13	3 months ended 6/30/12
Non-interest expense	$ 39,499	$ 36,084
Less: restructuring and merger related expense	51	---
Non-interest expense excluding restructuring and merger related expense	$ 39,448	$ 36,084
Net Interest income (on a fully taxable equivalent basis)	$ 47,747	$ 43,198
Non-interest income	17,724	15,894
Total income	$ 65,471	$ 59,092
Non-interest expense / total income (efficiency ratio)	60.25%	61.06%

WesBanco
By all accounts, better.

Non-GAAP Financial Measures

Tangible equity to tangible assets

($ in thousands)

	2Q'12	3Q'12	4Q'12	1Q'13	2Q'13
Total shareholder's equity	$ 649,112	$ 659,322	$ 714,184	$ 724,409	$ 726,232
Less: goodwill & other intangible assets	(282,088)	(281,570)	(324,465)	(323,003)	(322,478)
Tangible equity	$ 367,024	$ 377,752	$ 389,719	$ 401,406	$ 403,754
Total assets	$5,525,405	$5,576,959	$6,078,717	$6,085,448	$6,084,011
Less: goodwill & other intangible assets	(282,088)	(281,570)	(324,465)	(323,003)	(322,478)
Tangible assets	$5,243,317	$5,295,389	$5,754,252	$5,762,445	$5,761,533
Tangible equity to tangible assets	**7.00%**	**7.13%**	**6.77%**	**6.97%**	**7.01%**

WesBanco
By all accounts, better.

Non-GAAP Financial Measures

Operating non-interest income

($ in thousands)

	2009	2010	2011	2012	2013*
Non-interest Income	$ 64,589	$ 59,599	$ 59,888	$ 64,775	$ 71,024
Less: Net Securities gains	6,046	3,362	963	2,463	1,416
Less: net gains/losses on other real estate owned and other assets	(747)	(4,128)	(1,290)	(305)	111
Net operating non-interest income	$ 59,290	$ 60,365	$ 60,215	$ 62,617	$ 69,497

*** Annualized**

WesBanco
By all accounts, better.

Non-GAAP Financial Measures

Return on Average Tangible Equity

($ in thousands)

	6/30/12 YTD	6/30/13 YTD
Net income*	$ 48,239	$ 66,622
Plus: amortization of intangibles* (tax effected at 35%)	1,387	1,555
Net income before amortization of intangibles*	$ 49,626	$ 68,177
Average total shareholders' equity	$ 643,597	$ 727,100
Less: average goodwill & other intangibles	(282,594)	(323,187)
Average tangible equity	$ 361,003	$ 403,913
Return on average tangible equity	13.75%	16.88%

***Annualized**

WesBanco

By all accounts, better.

Non-GAAP Financial Measures

Return on Average Tangible Equity

($ in thousands)

	6/30/12 QTD	6/30/13 QTD
Net income*	$ 48,255	$ 68,256
Plus: amortization of intangibles* (tax effected at 35%)	1,370	1,464
Net income before amortization of intangibles*	$ 49,625	$ 69,720
Average total shareholders’ equity	$ 648,014	$ 731,935
Less: average goodwill & other intangibles	(282,339)	(322,717)
Average tangible equity	$ 365,676	$ 409,218
Return on average tangible equity	13.57%	17.04%

***Annualized**

WesBanco
By all accounts, better.

WesBanco®

By all accounts, better.